Mail Stop 3561

November 13, 2009

Daniel Dorman
President
Sandston Corporation
40950 Woodward Avenue
Suite 304
Bloomfield Hills, MI 48304

      Re: Sandston Corporation
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 27, 2009
             Form 10-Q for Fiscal Quarter Ended March 31, 2009
             Filed May 11, 2009
             Form 10-Q for Fiscal Quarter Ended June 30, 2009
             Filed August 10, 2009
             File No. 001-15481

Dear Mr. Dorman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1. We note your statement that you have adopted and maintain "disclosure controls and procedures … that are designed to provide reasonable assurance that the information required to be disclosed in the reports [you] file with the Securities and Exchange Commission is collected and then processed, summarized and disclosed within the time periods specified in the rules of the Securities and Exchange Commission." Please confirm in future Exchange Act filings you will revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

2. In connection with the previous comment, it appears that a partial definition of disclosure controls and procedures was provided. Please confirm in future Exchange Act filings you will revise to remove the partial definition or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Form 10-Q for Fiscal Quarter Ended March 31, 2009 and

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3. We note your disclosure that your disclosure controls and procedures "are effective to ensure that the information required to be disclosed in [y]our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the requisite time periods." Please confirm in future Exchange Act filings you will revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Exhibit 31 – Section 302 Certifications

4. We note that your Section 302 certifications do not comply with the language
    required by Item 601(31) of Regulation S-K in the following respects:
    *   Reference to your "report" was replaced with "quarterly report" in paragraphs
        two and three
    *   Reference to Sandston Corporation was made in place of using "the registrant" in
        paragraphs three, four, and five.
    *   Reference should be made to "(the registrant's fourth fiscal quarter in the case of
        an annual report)" in paragraph 4(d).
    Please confirm in future Exchange Act filings you will revise your certifications to
    address each of the matters noted above.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the
        disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments
        do not foreclose the Commission from taking any action with respect to
        the filing; and
    *   the company may not assert staff comments as a defense in any
        proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services